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                             March 30, 2021

       Dagi Ben-Noon
       Chief Executive Officer
       Inspira Technologies OXY B.H.N. Ltd
       2 Ha-Tidhar St.,
       Ra   anana, 436650
       Israel

                                                        Re: Inspira
Technologies OXY B.H.N. Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed March 29,
2021
                                                            File No. 333-253920

       Dear Mr. Ben-Noon:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1

       Exhibits

   1.                                                   We note that the
Exhibit 5.1 legal opinion opines to the ordinary shares being registered, including the ordinary
shares underlying the Underwriter Warrants, but does not opine as to the Underwriter
Warrants themselves. Please revise the opinion to opine that the
                                                        Underwriter Warrants
will be binding obligations of the company in accordance with
                                                        Section II.B.1.f of
Staff Legal Bulletin No. 19.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dagi Ben-Noon
Inspira Technologies OXY B.H.N. Ltd
March 30, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameDagi Ben-Noon
                                                           Division of
Corporation Finance
Comapany NameInspira Technologies OXY B.H.N. Ltd
                                                           Office of Life
Sciences
March 30, 2021 Page 2
cc:       David Huberman, Esq.
FirstName LastName